UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

Open Company - CNPJ/MF

nº 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company”) in compliance with CVM Instruction nº 358, of January 3, 2002, hereby informs its shareholders and the general market that the Board of Directors, in a meeting held on January 17, 2013, authorized the private transfer of up to 8,906,600 common shares issued by the Company that are held in treasury, to be used in the exercise of options under the Stock Option Program, observing the following: (i) the maximum term for the transactions is 365 days, counted as of March 14, 2013; and (ii) there are currently 726,439,444 outstanding shares in the market.

São José dos Campos, January 17, 2013.

José Antonio de Almeida Filippo

Executive Financial Vice-President

and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer